Eurasian Minerals Inc. NEWS RELEASE Eurasian Minerals Announces Second Quarter 2014 Results

Vancouver, British Columbia, August 15, 2014 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce that the Company has made its interim filings for the quarter ended June 30, 2014, which are available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on EMX’s website at www.eurasianminerals.com. Financial results are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are expressed in Canadian dollars unless otherwise stated.

Eurasian Minerals shareholders wishing to obtain free printed copies of the interim financial statements may contact the Company via email at valerie@eurasianminerals.com or at Suite 501 – 543 Granville Street, Vancouver, BC, V6C 1X8.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six-month period ended June 30, 2014 (the “MD&A”) and most recently filed Annual Information Form for the year ended December 31, 2013 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com